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                        [Rutan & Tucker, LLP Letterhead]



                                 April 24, 2008



VIA EDGAR CORRESPONDENCE

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form S-1
                  Amended March 25, 2008
                  File No. 333-144787

Dear Mr. Mancuso:

         This letter responds to the comments of your letter dated April 15, 2008 relating to Strasbaugh (the "Company"). We have reproduced below in bold font each of your comments set forth in your letter of April 15, 2008, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of April 15, 2008.

         The Company's independent registered public accounting firm is in the process of completing its audit of the Company's financial statements for the year ended December 31, 2007. In addition, the Company is in the process of completing its unaudited financial statements for the three months ended March 31, 2007 and 2008. In the interest of time, we are responding to your letter of comments without filing an amendment to the Company's registration statement on Form S-1 (the "Amendment"), which Amendment will be filed once all financial statements have been completed.

PROSPECTUS COVER

1. WE REISSUE PRIOR COMMENT 5 IN PART. YOUR PROSPECTUS COVER CONTINUES TO LIMIT THE FIXED PRICE TO SALES "IN THE PUBLIC MARKET" RATHER THAN TO ALL OFFERS AND SALES.


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Russell Mancuso, Esq.
April 24, 2008
Page 2



         The Company will revise its disclosure on the cover page of the prospectus and in the "Plan of Distribution" section of the Amendment to delete the following phrase "in the public market."

BECAUSE CERTAIN ACTION TAKEN BY OUR PRIOR BOARD.., PAGE 13

2.       PLEASE EXPAND YOUR RESPONSE TO PRIOR COMMENT 2 TO:

         o CLARIFY HOW THE BOARD HAD THE LEGAL AUTHORITY TO DECLARE AN EXTRAORDINARY DIVIDEND AFTER THE COMMENCEMENT OF THE ELECTION TO DISSOLVE AND BEFORE THE SHAREHOLDERS REVOKED THE ELECTION, AND

         o TELL US HOW YOU HAVE INFORMED SHAREHOLDERS THAT THE PRESS RELEASE THE COMPANY SENT REGARDING THE SECOND DIVIDEND CONTRADICTS THE INTENTION OF THE COMPANY, INCLUDING ANY DIFFERENCE FROM THE PRESS RELEASE REGARDING THE INCOME TAX EFFECTS OF THE TRANSACTION.

         ALSO, IF THERE IS A MATERIAL RISK THAT THE PAYMENT OF THE PROCEEDS FROM THE MIMIX SALE AS A DIVIDEND CONFLICTED WITH YOUR PROXY DISCLOSURE REGARDING THE DISSOLUTION, EXPAND THE RISK FACTOR TO SPECIFICALLY ADDRESS THIS ISSUE.

         We undertook a review of applicable California statutory and case law to determine whether the Company's board of directors had the legal authority to declare an extraordinary dividend after the commencement of the election to dissolve and before the shareholders revoked the election. We have been unable to locate any legal authority expressly permitting or prohibiting the board from taking such action. Section 2001 of the California General Corporation Law ("CGCL") sets forth the powers and duties of directors and officers after commencement of a dissolution proceeding. Although the power to declare an extraordinary dividend is not included among the powers specifically enumerated in Section 2001 of the CGCL, the prefatory paragraph to Section 2001 specifically states that the powers and duties "include, but are not limited to," those actions described in Section 2001. Accordingly, the Company believes that given the broad language of Section 2001 coupled with the absence of any express language contained in the CGCL prohibiting the Board from declaring an extraordinary dividend, the Board had the power to declare the second extraordinary dividend prior to the revocation of the plan of dissolution.

         The Company has not directly informed its shareholders that the press release the Company issued regarding the second dividend payment contradicts the original intention of the Company to make a distribution other than pursuant to a plan of dissolution. The Company believes that its subsequent actions, namely securing shareholder approval of the share exchange transaction with R. H. Strasbaugh and revocation of the plan of dissolution, provided the Company's shareholders with sufficient information for them to understand that any dividend payment made by the Company was an extraordinary dividend rather than a liquidating dividend.


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Russell Mancuso, Esq.
April 24, 2008
Page 3



         As a result of the Company's inaccurate and contradictory disclosures, some or all of the Company's shareholders may have reported one or both of the distributions made as a result of the Mimix sale to the Internal Revenue Service (the "IRS") as liquidating dividends rather than as extraordinary dividends. Although, in either case, the applicable tax rate would have been the same, if a shareholder characterized the dividend payment as a liquidating dividend rather than as an extraordinary dividend, the shareholder would have received an unintended benefit as a result of such characterization (i.e., the shareholder would have been able to deduct the cost basis of the shares in determining the total amount of taxable gain on loss as a result of such distribution). If such shareholder's tax return were audited by the IRS, the IRS may conclude that the shareholder should not have been able to utilize such benefit. This conclusion by the IRS could possibly result in an action by the shareholder against the Company to recover the amount of the lost benefit and any potential penalties imposed on the shareholder by the IRS as a result of the improper characterization. However, it is important to note that the benefit would not be lost forever and that the shareholder would be able to utilize the cost basis of the shares in determining taxable gain or loss when the shareholder ultimately sells the shares. Also, we believe that a shareholder who reported one or more of the dividend payments as liquidating dividends would not be subject to any penalties imposed by the IRS because such shareholder would have taken such a position based upon reasonable reliance on the Company's various disclosures suggesting that the dividend payments were to be treated as liquidating dividends. As a result, the Company believes that any potential claim against the Company as a result of shareholders inappropriately characterizing the dividend payments as a liquidating dividend rather than an extraordinary dividend is both remote and, to the extent asserted, would not result in any significant amount of monetary damages against the Company. The Company believes that damages, if any, would be limited to interest on the foregone benefit. Based on the foregoing, the Company does not believe that the inclusion of a risk factor is necessary.

PLAN OF DISTRIBUTION, PAGE 86

3.       PLEASE EXPAND YOUR RESPONSE TO PRIOR COMMENT 6 TO ADDRESS THE
         FOLLOWING:

         o IF THE WARRANTS ARE ELIGIBLE TO BE SOLD UNDER RULE 144, PLEASE TELL US HOW YOU HAVE ENSURED THAT YOU WILL BE ABLE TO OFFER AND SELL THE COMMON STOCK TO BE ISSUED UPON EXERCISE OF THOSE WARRANTS BY ANY SUBSEQUENT WARRANT HOLDER.

         o GENERALLY, IT IS INCONSISTENT WITH SECTION 5 OF THE SECURITIES ACT TO CONVERT A REGISTERED OFFERING INTO A PRIVATE OFFERING. IF YOU REGISTER THE EXERCISE OF THE WARRANTS AND ARE UNABLE TO MAINTAIN THE EFFECTIVENESS OF THAT REGISTRATION STATEMENT, PLEASE PROVIDE US YOUR ANALYSIS OF HOW YOU COULD ISSUE SECURITIES IN A PRIVATE TRANSACTION UPON EXERCISE OF THE WARRANTS. CITE ALL AUTHORITY ON WHICH YOU RELY.


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Russell Mancuso, Esq.
April 24, 2008
Page 4



         The warrants are not eligible to be sold under Rule 144. As we noted in our response to prior comment No. 6, the Company has the power to require an opinion of counsel reasonably acceptable to the Company to the effect that any of the securities sold in the offering are eligible for sale under Rule 144. Because the warrants are not securities eligible for sale under Rule 144, the Company will not allow for any such sale in reliance upon Rule 144. We also note that the Company is not registering the exercise of the warrants.

INDEX TO FINANCIAL STATEMENTS PAGE F-1

4. PLEASE UPDATE THE FINANCIAL STATEMENTS, AS APPLICABLE, AS REQUIRED BY RULE 8-08 OF REGULATION S-X.

         The Company plans to file the Amendment including the updated financial statements as soon as reasonably practicable.

         If you have any questions, please call me at (714) 641-3450.

                                      Sincerely yours,

                                      RUTAN & TUCKER, LLP


                                      /s/ LARRY A. CERUTTI
                                      Larry A. Cerutti



cc:      Jay Mumford, Esq. (via facsimile)
         Ms. Tara Harkins (via facsimile)
         Mr. Chuck Schillings (via electronic mail)
         Mr. Richard Nance (via electronic mail)
         Mr. Fred Furry (via electronic mail)